UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the Month of October 2007
Harmony Gold Mining Company
Limited
    PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X            Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                 No X

QUARTERLY HIGHLIGHTS
■
Cash operating costs down by 12.5%
■
Underground grades improved by 7.1%
■
Gold production up by 12.8%
■
Internal due diligence of assets complete
FINANCIAL SUMMARY FOR THE FIRST QUARTER ENDING 30 SEPTEMBER 2007
All results exclude Discontinued Operations unless indicated otherwise.
Quarter*
Quarter
Q-on-Q
Quarter*
Financial year
June 2007     September 2007
% change     September 2006
2007
Gold produced
– kg
14 126
15 940
12.8
16 519
61 879
– oz
454 159
512 480
12.8
531 095
1 989 445
Cash costs
– R/kg
148 993
130 416
12.5
96 192
110 964
– $/oz
654
572
12.5
419
479
Cash operating profit
– Rm
34
411
1 108.8
791
2 282
– US$m
5
58
1 060.0
110
319
Cash earnings
– SA c/s
8
103
1 187.5
199
574
– US c/s
1
15
1 400.0
28
80
Basic profit/(loss)
– SA c/s
(34)
(120)
(252.9)
68
238
– US c/s
(5)
(17)
(240.0)
9
33
Headline profit/(loss)
– SA c/s
(72)
(21)
70.8
66
129
– US c/s
(10)
(3)
70.0
9
18
Fully diluted earnings/(loss)      – SA c/s
(34)
(120)
(252.9)
67
235
– US c/s
(5)
(17)
(240.0)
9
33
* Restated.
P

FINANCIAL REVIEW FOR THE FIRST QUARTER ENDING
30 SEPTEMBER 2007

P

Discontinued operations

Condensed consolidated statement of changes in equity for the period ending 30 September 2007 (Rand) . .  29
Summarised cash flow statement for the period ending 30 September 2007 (Rand) . . . . . . . . . . . . . . . . . . . .                         30
Reconciliation between cash operating profit and cash generated/(utilised) by operations for the period ending 30 September 2007 (Rand)(unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
31

Condensed consolidated statement of changes in equity for the period ending 30 September 2007 (US$) . . 46

ACTING CHIEF EXECUTIVE’S REVIEW
Our short-term back to basics approach of disciplined mining, cost control, ore reserve management and efficiencies is beginning to deliver benefits. During the quarter under review, management throughout the group worked as a team to apply the stringent measures required to restore the company to profitability. I am sufficiently pleased with our progress to date.
In our June quarter, shareholders were assured that a due diligence on the core areas of all our operations would be undertaken in order to provide a better understanding of their immediate needs and appropriate action required at each mine. I am pleased to report that we have completed the due diligence.
We now have a better understanding of our operations and their individual needs. We have identified mines with potential for improved production and mines with potential challenges, such as an over-complement of labour. The results of the due diligence has further enabled us to identify areas of quick cost cutting, such as reducing the services of consultants and contractors and the benefits of these will become evident in future quarters.
A great deal of emphasis is being placed on meeting production targets and optimising the orebody through disciplined mining to reduce costs and increase productivity. In addition, we now have mine plans, which we believe are achievable and we are in a much better position to forecast the next quarter’s performance.
Feedback to shareholders
I can safely report that, besides the due diligence, we have accomplished most of the undertakings made to shareholders in the previous quarter:
■
We said that we would strengthen management and this we have done.
Tom Smith was appointed as Chief Operating Officer (COO) of the South Region. Since, and as a result of, the appointments of Tom Smith and Mashego Mashego, Human Resources Executive, other changes have been made at general manager and executive level. Consequently, both Tom Smith and Alwyn Pretorius, COO for the North Region, now have senior management capacity in core areas of financial resources, human resources management and ore reserve management to support them. This has helped them with completing due diligences as well as assisting with mine planning.
■
We said we would review Harmony’s capital expenditure. We have done this.
Capital expenditure has been marginally reduced year-on-year, but this should not affect the company’s production build-up, except at Hidden Valley where the reduction in capital has delayed the project’s first production by four months to March
2009. This delay has, to a large extent, also been caused by the SAG mill at Hidden Valley being delayed in the production line.
■
We said we would conduct an independent review of our accounting system in order to understand the underlying issues.
This has been done.
We have now advanced to the stage where anomalies in the system are being corrected. We also said we would do stock-
taking at the end of the quarter. We are confident that our financial figures are accurate.
Operational performance
Identifying our operational challenges has also lead us to understand the mining and ore reserve management and we are confident that operations will, going forward, begin to produce in line with their mining plans. Subsequently, we have in this quarter produced more gold and better grades.
Harmony reported an improved performance for the quarter ending 30 September 2007. The group’s operating cash costs decreased by 12.5% to R130 416/kg from R148 993/kg and Rand per tonne cost decreased from R476/t to R386/t. Tonnes milled increased by 3.5% for underground operations and 52.3% for surface operations mainly from the treatment of dumps.
P

Gold production for the group increased by 12.8% compared with the previous quarter. Tonnes from the underground operations increased to 2.8Mt from 2.7Mt and recovery grade improved by 7.1% to 5.1g/t from 4.8g/t. The increase in gold production is the result of higher underground grades, more tonnes milled and lower costs largely due to Bambanani operating for two months of the quarter.
The company’s production will be negatively affected in the December 2007 quarter, following the safety incident at Elandsrand
(covered in more detail under Safety) on 3 October 2007. Most of the mine’s employees have been placed on paid leave.
Considerable time and skilled resources from within Harmony are being applied to re-equip the shaft and bring it to production.
Although repairs at the mine should be completed by 12 November 2007, it is anticipated that the 48 days of loss of production or about 1 000kg of gold will negatively impact Harmony’s overall production in the second quarter. Production should commence on 19 November 2007 once all precautionary safety measures have been complied with.
Costs
Contributions to cost increases during this quarter were mainly due to salary increases, effectively a 9% increase (or approximately 4.5% of total costs). Salary increases also brought about increases in cost of all leave liabilities.
Our reviews of operations and services have also focused on cost control and cost reduction. It is our view that operational costs will reduce in the forthcoming quarters as a result of measures being introduced.
Disposal strategy
The disposal of South Kal to Dioro Exploration NL remains on track and it is expected to be finalised in early November 2007.
Conditions precedent on the nickel disposals are being met.
The disposal process of Mt Magnet is on track and final offers will be received in November 2007.
Our transaction with Pamodzi Gold for the sale of our Orkney operations is still at the stage of meeting conditions precedent.
The mine management agreement came into effect on 24 September 2007 and Pamodzi has since been managing the Orkney operations.
Uranium Strategy
Our exclusivity agreement with an interested party for the sale of our Cooke uranium dump expired at the end of
September 2007. These discussions did not prove successful.
Harmony has engaged corporate advisors to assist in the process of evaluating various uranium specific strategic alternatives, in order to maximise value for our shareholders. We have also entered discussions with a number of interested parties and a decision on how to optimise value from our Randfontein uranium assets is expected during the next quarter.
A techno-economic cash flow valuation for the Cooke Slimes Dam (Cooke Dump) has just been completed. The valuation enabled the conversion of the 39.45 million pounds of U
3
O
8
mineral resources in Cooke Dump into mineral reserves in order to enhance the value proportion of the resource. This enables Harmony management to evaluate the commercial and strategic alternatives for the Cooke Dump and the potential for the other dumps at the Randfontein operations. This study has demonstrated that at the pre-feasibility level the mineral resources can be converted to probable reserves.
Harmony has also recently completed a study to independently audit the uranium estimation methology and process used to evaluate the uranium resource classification for the underground operations at Cooke 3. The mineral resources in the measured category is 6.6 million pounds, 4 million pounds in the indicated category and 30 million pounds in the inferred category –
a total of 40.7 million pounds. The mineral resources and reserves detailed were for the UE1a and a1 reefs only. It is clear from the study that significant additional uranium potential exists in the other reefs at Cooke 3. We are embarking on more extensive grade modeling exercises to determine the full uranium potential.
P

Exploration
As stated in our previous quarter, all exploration expenditure and activities have been suspended, with the exception of exploration in Papua New Guinea where we have had some spectacular results.
The exploration strategy at Wafi/Golpu is two-fold. Firstly, the objective is to replace depleting resources and secondly to attract a reputable partner and use the proceeds of the transaction for Harmony’s international growth in the South East Asian region.
We have completed the pre-feasibility study at Wafi/Golpu and this is an ideal time to bring in a partner. The partnership can bring a number of benefits for Harmony Gold Mine, including:
■
reduce the financial risk for Harmony;
■
the right partner can enhance project credibility and value;
■
add complementary mining skill;
■
moderate the cash drain on South African assets;
■
ensure more sustainable growth; and
■
reposition Harmony for further international growth.
We have retained the services of an international bank and, together, we are considering a deal with a partner that would allow
Harmony to retain 50% of all PNG assets.
P

SAFETY AND HEALTH REPORT
■
Two of Harmony’s quality mines achieved 500 000 fatality free shifts
■
Target achieved one million fatality free shifts
Fatality injury rate (per million hours worked)
Group Safety
Harmony’s Fatality Injury Frequency Rate (FIFR) for the first quarter ended September 2007 showed a marked improvement of
55%. Pleasingly two of Harmony’s quality mines, Evander and Tshepong, achieved half-a-million fatality free shifts while Target achieved one million fatality free shifts.
The Lost Time Injury Frequency Rate (LTIF) rate for the South African operations improved slightly during the quarter from a rate of 15.27, for the corresponding period in FY 2007, to 14.26, an improvement of 6.6%. The Reportable Injury Frequency
Rate (RIFR) also improved from 7.53 in 2007 to 6.63 for the first quarter of 2008, showing an improvement of 12%.
Regretfully three employees lost their lives during the course of work on our South African mines.
No LTI occurred at our Hidden Valley project in Papua New Guinea.
St Helena No. 2 shaft
During the quarter on 18 September 2007, Harmony’s St Helena Mine experienced a fire at its disused No. 2 shaft. The day and night shift was withdrawn at St Helena’s 4 and 8 shafts due to smoke and gas.
The cause of the fire is not yet known and no injuries or fatalities were reported. However, one person was taken to hospital due to gas inhalation but was later discharged.
On Sunday, 7 October 2007, management was informed by a representative of illegal miners that they had brought the bodies of 25 illegal miners, who had succumb in the fire, closer to the St Helena No. 2 mine shaft. The South African Police were on hand to transport the bodies to the State mortuary.
P

Elandsrand Gold Mine
Subsequent to the end of the quarter, a mining incident occurred at Elandsrand Gold Mine when a 15-metre compressed air pipe column broke off below the shaft surface bank and fell down to the shaft bottom.
Extensive damage was caused to the shaft steel-work and the electrical feeder cords to the man-and-material shaft were severed. Although no one was injured, it took a rescue operation 21 hours to bring everyone to surface.
A task team has been appointed to conduct a thorough investigation and analysis of the events that led to and resulted in the incident. The team comprises individuals from various disciplines: the Health and Safety committee of Elandsrand and representatives from DME. They will also cover all aspects and systems related to the incident. The team will appoint independent consultants to assist in the analysis of the material and mode of failure of the compressed air column.
A mass counselling session was held on Tuesday, 9 October 2007 at Elandsrand for all employees affected by the incident.
Employees were also encouraged to attend individual trauma counselling sessions with social workers at the Medical Station on the shaft for as long as required.
Employees whose jobs were affected by the incident and not part of the re-equipping of the shaft, were sent on paid leave from 12 to 29 October 2007. Upon return all employees will participate in refresher safety training to comply with legislation.
An intensive company-wide safety audit commenced in August 2007. This audit should cover all safety systems as well as the implementation thereof and is conducted by the company’s central safety function. In addition to normal weekly shaft examinations, specific instructions were given to all shaft engineers to conduct an audit of the condition and suspension of pipes and electrical cables in vertical shafts at all our operations.
I would like to express my thanks and appreciation to everyone for their support, especially the Minister of Mineral and Energy
Affairs, her staff, our Chairman Patrice Motsepe for their advice and support and the mine team for their hard work in bringing everyone safely to surface.
P

THE FIRST QUARTER ENDING SEPTEMBER 2007 UNDER REVIEW
Gold production from the South African underground operations increased and resulted in higher grades, as well as a slight decrease in costs. Tonnes milled increased due to Bambanani’s return to production.
Tonnes Milled
Tonnes milled increased by 3.5% to 2 844 000 tonnes compared with 2 748 000 tonnes for the June quarter. Increased tonnages at Bambanani mitigated Target’s reduction in tonnes due to negative working conditions.
Recovery Grades
Gold production increased by 10.8% compared with the previous quarter on the back of increased tonnes and higher grades recovered. The grade from underground operations improved by 7.1% to 5.1g/t from 4.8g/t.
Cost Control
Rand per tonne cost decreased from R733/t to R686/t and the Rand per kilogram cost decreased by 12.6% from R152 672/kg to R133 500/kg for the quarter.
Despite electricity’s winter tariff increases, the additional increase in annual wages and leave liabilities, working costs showed a slight reduction of R25.9 million.
Development
Q - o n - Q
Total Metres ‘000
June 2007     September 2007
% Variance
Quality
22.5
23.1
2.7
Growth
6.4
5.4
(15.6)
Leverage
11.2
10.8
(3.6)
40.1
39.3
(2.0)
The overall performance of the company is best highlighted in the following table:
Q-on-Q
June 2007    September 2007
% Variance     September 2006
Production
– kg
14 126
15 940
12.8
16 519
Production
– oz
454 159
512 480
12.8
531 095
Revenue
– R/kg
151 383
156 176
3.2
144 067
Revenue
– US$/oz
664
684
3.0
628
Cash cost
– R/kg
148 993
130 416
12.5
96 192
Cash cost
– US$/oz
654
572
12.5
419
Exchange rate
– USD/ZAR
7.09
7.10
(0.1)
7.14
Cash Operating Profit and Margin
Q-on-Q
June 2007     September 2007
% Variance     September 2006
Cash operating profit (Rm)
34
411
1 108.8
791
Cash operating profit margin (%)
1.6
16.5
931.3
33.2
P

Quarter-on-quarter cash operating profit variance analysis
Cash operating profit – June 2007
R33.8 million
– volume change
R131.4 million
– working cost change
R25.9 million
– recovery grade change
R143.4 million
– gold price change
R76.1 million
– net variance
R376.8 million
Cash operating profit – September 2007
R410.6 million
Analysis of earnings per share (SA cents)
Quarter ended
Quarter ended
Quarter ended
Earnings per share (SA cents)
June 2007      September 2007   September 2006
Cash earnings
8
103
199
Basic (loss)/earnings
(34)
(120)
68
Headline (loss)/earnings
(72)
(21)
66
Fully diluted (loss)/earnings
(34)
(120)
67
Reconciliation between basic earnings and headline loss
Quarter ended
Quarter ended
Headline earnings per share (SA cents)
June 2007     September 2007
Basic earnings
(34)
(120)
Profit on sale of property, plant and equipment
(17)
1
Profit on disposal of investment in Gold Fields Limited
8
98
Profit on sale of Australian investment
–
–
Profit on sale of subsidiaries
–
–
Impairment of assets
(29)
–
Headline earnings
(72)
(21)
P

CAPITAL EXPENDITURE (Continued operations)
In line with the company’s review, expenditure for the quarter was marginally lower at R721 million in the September quarter compared with R810 million in the June 2007 quarter. The reduction in capital expenditure should not affect the company’s production build-up.
Actual
Actual
June 2007     September 2007
Operational Capex
Rm
Rm
South African Operations
353
366
Capital
invested
Project Capex
to date
Rm
Doornkop South Reef
82
71
659
Elandsrand New Mine
18
44
609
Tshepong North Decline
24
21
279
Phakisa Shaft
54
58
622
Hidden Valley, PNG
279
161
782
Total Project Capex
457
355
2 951
Total Capex
810
721
Quarterly profit comparison for operations
Operation
Working profit (Rm)
Variances (Rm)
June     September
2007
2007
Variance
Volume
Grade
Price
Costs
South African operations
Quality ounces
72.6
313.4
240.8
(49.6)
139.8
40.2
110.4
Growth ounces
62.1
39.8
(22.3)
29.7
(0.5)
11.2
(62.7)
Leverage ounces
(152.1)
(20.5)
131.6
77.5
19.3
20.0
14.8
Surface operations
51.2
77.9
26.7
73.8
(15.2)
4.7
(36.6)
Total Harmony
33.8
410.6
376.8
131.4
143.4
76.1
25.9
P

Quality operations
Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein’s Cooke Shafts
Q-on-Q
June 2007     September 2007
% Variance     September 2006
U/g tonnes milled
(‘000)
1 535
1 470
(4.2)
1 665
U/g recovery grade
(g/t)
5.05
5.67
12.3
5.64
U/g kilograms produced
(kg)
7 745
8 341
7.7
9 392
U/g working costs
(R/kg)
141 949
118 568
16.5
81 992
U/g working costs
(R/tonne)
716
673
6.0
463
Tshepong Mine
Tshepong recorded a 12.2% improvement in recovered grade quarter-on-quarter, exceeding plans for the quarter. Tonnes milled were flat at 386 000 tonnes compared with the previous quarter.
Cost increased to R634/t from R538/t and Rand per kilogram costs increased by 5.1% from R99 267/kg to R104 352/kg. Stores, salaries and electricity were the highest cost contributors.
This quarter’s underperformance was again affected by two fires and a seismic event that caused serious damage and affected production during July and September, respectively.
Target Mine
Grade was affected by lower volumes and incorrect mix from massive stopes. Tonnes milled dropped by 33.0% from 224 000 tonnes to 150 000 tonnes, leading to a drop of 11% in recovery grade from 5.1g/t to 4.6g/t.
Rand per tonne costs were lower at R607/t from R829/t, and unit cost was also lower at R131 930/kg from R161 038/kg.
Target had to contend with numerous poor working conditions. Work at the Narrow Reef Mining section was stopped for a month to rectify working conditions after a fall of ground incident, drill availability and flooding of ends due to water handling problems and fragmentation in two of the massive stopes; all impacting on loading rates.
Target should experience improved availability in the third quarter of FY08 when the first new Load Haul Dumper (LHD) arrives in
February 2008.
Masimong Mine
Volumes at Masimong were 3.6% lower at 241 000 tonnes from 250 000 tonnes for the previous quarter. However, moving to higher grade panels and the subsequent mining of better grade resulted in a 3.7% improvement in grade.
Costs were well contained with Rand per tonne decreasing by 15.6% to R790/t from R936/t, while Rand per kilogram costs were 18.6% lower for the quarter at R173 881/kg from R213 509/kg.
The shaft has started with a cost restructuring process which should deliver further benefits in the following quarters.
P

Evander
Evander posted and excellent overall performance from its mines, with improved grades, more gold produced and lower costs.
This performance is despite the challenges experienced with a service water pipe incident in the shaft which caused a two-day production loss for the September quarter.
On Evander 7 Shaft the extensive sill breakthrough area has only limited stoping remaining and will be depleted during the next quarter. An extensive drilling programme has commenced to test the viability of further development.
Evander improved gold output by 16.6% to 2 244kg from 1 925kg, as a result of 16,6% higher recovery grades (mainly from 8 Shaft) and unchanged volumes of 372 tonnes.
All costs were well-contained but Rand per tonne was up 2.9%, being the exception. Rand per kilogram for these operations decreased by 11.8% from R125 677/kg to R110 840/kg.
Randfontein Operations
Randfontein’s Cooke shafts reported an improved performance with more tonnes milled, increased production and lower costs underpinned by an increase in square metres blasted, better grades from the VCR reef and improved cost control.
Grades recovered were 25.4% higher at 6.1g/t from 4.9g/t and 5.3% higher volumes at 321 tonnes resulted in an improved gold production of 32.3% from 1 488 kg to 1 968 kg. R/tonne costs were lower at R667/t and R/kg costs were much improved with a 29.9% decreased from R155 273/kg to R108 806/kg.
During the quarter, special attention was given to costs from stores and contractors.
Leveraged operations (Continued operations)
Shafts included under this section are Bambanani, Joel, St Helena, Harmony, Merriespruit, Unisel and Brand.
Q-on-Q
June 2007     September 2007
% Variance     September 2006
U/g tonnes milled
(‘000)
835
959
14.9
1 063
U/g recovery grade
(g/t)
4.12
4.25
3.2
4.32
U/g kilograms produced
(kg)
3 438
4 076
18.6
4 593
U/g working costs
(R/kg)
196 076
161 780
17.5
114 368
U/g working costs
(R/tonne)
807
688
14.8
494
Leverage operations showed an overall improvement compared with the June quarter. Gold produced improved by 18.6% due to a 14.9% improvement in tonnes milled as well as a 3.2% improvement in recovery grade. Tonnes milled increased revenue by R77.5 million whilst the increased recovered grade contributed an additional R19.3 million compared with the June quarter.
Operating costs showed a savings of R14.8 million. Lower costs and the improved production translated into lower Rand per kilogram costs of R161 780/kg for the current quarter.
P

SA Surface operations (includes Kalgold)
Q-on-Q
June 2007     September 2007
% Variance    September 2006
Surface tonnes milled
(‘000)
1 673
2548
52.3
905
Surface recovery grade
(g/t)
0.56
0.52
(7.1)
0.76
Kilograms produced
(kg)
930
1 316
41.5
692
Working costs
(R/kg)
96 785
96 142
0.7
95 750
Working costs
(R/tonne)
54
50
7.4
73
Surface operations improved tonnes milled by 52.3%, this was mainly due to an increase in production from the waste dumps.
The increase in tonnes was, however, at a slightly lower recovery grade of 0.52g/t.
Rand per kilogram for these operations remained almost unchanged at R96 142/kg for the September quarter compared with
R96 785/kg for the June quarter.
Kalgold
Volumes increased by 22.6% due to availability of water from new boreholes. Gold production was higher at 663kg, grade recovery improving by 25.5% to 1.97g/t from 1.57g/t and lower Rand per kilogram costs of R109 582/kg.
Kalgold’s costs for the quarter were mainly higher due to increased tonnes milled.
Project Phoenix
Slime reclamation tonnage throughput increased steadily and is now averaging ± 525 000 tonnes per month. Focus has been placed on improving efficiency, recovery and ultimately the profitability of the project.
Most of the projects milestones have been achieved and completed and the project is now running at full capacity. Excavation for tower crane installation has commenced.
P

DISCONTINUED OPERATIONS
Australian Operations
The Australian discontinued operations reported gold production down by 12.9% at 1 260kg from 1 447kg for the June quarter.
This was mainly due to a lower recovery grade of 1.88g/t compared with 2.09g/t previously. Notwithstanding the loss in revenue from the lower recovery grade, the Australian operations recorded a profit of R6.7 million for the quarter under review.
Rand per kilogram cost for the September quarter reduced by 8.1% to R146 588/kg compared with R159 417/kg in the
June quarter.
Q-on-Q
June 2007      September 2007
% Variance     September 2006
Tonnes milled
(‘000)
691
672
(2.8)
799
Recovery grade
(g/t)
2.09
1.88
(10.1)
2.56
Kilograms produced
(kg)
1 447
1 260
(12.9)
2 049
Working costs
(R/kg)
159 417
146 588
8.1
91 914
Working costs
(R/tonne)
334
275
17.7
236
Orkney Operations
Q-on-Q
June 2007     September 2007
% Variance     September 2006
Tonnes milled
(‘000)
196
198
1.0
226
Recovery grade
(g/t)
4.2
3.7
(11.9)
4.0
Kilograms produced
(kg)
822
736
(10.5)
904
Working costs
(R/kg)
134 490
197 094
(46.6)
134 840
Working costs
(R/tonne)
564
730
(29.4)
540
P

P

GROWTH PROJECTS
■
Phakisa’s rail-veyor improves cycle times
■
Gold production increased by 9.6%
■
Tshepong’s 69 level in production build-up phase
Growth projects production performance from Doornkop and Elandsrand old mines
Q-on-Q
June 2007      September 2007
% Variance     September 2006
U/g tonnes milled
(‘000)
378
415
9.8
398
U/g recovery grade
(g/t)
5.33
5.32
(0.2)
4.63
U/g kilograms produced
(kg)
2 013
2 207
9.6
1 842
U/g working costs
(R/kg)
119 800
137 703
(14.9)
123 439
U/g working costs
(R/tonne)
638
732
(14.7)
571
Growth projects improved their gold output by 9.6% on the back of improved tonnes milled and a flat recovery grade. The improvement in milled tonnes increased revenue by R29.7 million. Operating costs however, increased by 26.0% for the quarter under review and negatively influenced the Rand per kilogram costs. Rand per kilogram costs for these operations increased to R137 703/kg from R119 800/kg.
Doornkop South Reef Capital Project
Project overview
Station development on 202, 205, 207 and 212 levels continues. Access development also continued on 192 and 197 levels with
418m excavated. Secondary development is also underway on 192 level with 320m achieved.
The total shaft has been excavated and during the quarter 105 metres of shaft has been lined and equipped, in addition, station equipping was completed on 192 level while station equipping is underway on 197, 202 and 205 levels. The dual-purpose winder compartment has also being equipped from 132 to 192 levels.
The updated schedule provides for the main shaft to be partially commissioned by December 2007. The first South Reef was mined during the quarter and will increase quarterly until full production anticipated in March 2010.
Annual Capital expenditure profile
Table (Rm)
2003
2004
2005
2006
2007
2008
2009
2010
2011
Total
Actual Sunk
13
98
114
147
256
67
695
Forecast
227
290
91
69
677
Total
13
98
114
147
256
304
290
91
69
1 372

P 16
1st production
July 2007
Full production
March 2010
Future milestones
■
Rock winder engineering commissioned
–  December 2007
■
Shaft lined and equipped
–  November 2007
■
Main shaft partially commissioned
–  March 2008
■
Rock winder hoisting
–  June 2008

P

Elandsrand Capital Project
Project overview
Elandsrand’s No. 2 Service Shaft was put on care and maintenance in September and the 400mm chilled water feed column was installed from 105 level to 95 level. Work on the supporting and lining of the centre hole of 92 level Turbine Dam progressed well with 60 metres completed at the end of the quarter.
The installation of the 400mm chilled water return column from the shaft to the settlers on 98 level and the equipping of the
No. 2 Settler progressed well during the quarter. The installation of the 600mm chilled water feed and return columns, connecting the No. 2 and No. 3 Service Shafts on 105 level, progressed slowly.
All the services cables telephones, fire detection, fiber optics, seismicity, lock bells, etc were terminated on levels 102,105,109,
113 and 115 and the rock loading and lock-bell systems were switched over from their temporary arrangement to permanent installation.
Annual Capital expenditure profile
Table (Rm)
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Total
Actual Sunk
35.6
107.0
106.2
105.5
96.1
119.6
113.7
34.4
718.1
Forecast
101.2
141.0
29.1
271.3
Total
35.6
107.0
106.2
105.5
96.1
119.6
113.7
135.6
141.0
29.1
989.4
Project Production
Tonnes milled
% Split
Kilograms
% Split
Old Mine
176 269
61
795
45
New Mine
112 602
39
957
55
Total Mine
288 871
1 752
1st production
October 2003
Full production
June 2012

P

Future milestones
■
Commission 100 level 22 kV sub-station
–  November 2007
■
115 level pump station commissioned
–  December 2007
■
Access development on 113 level completed
–  May 2008
■
No. 3 Service Shaft sub-bank, headgear and winder installation completed
–  May 2008
Updated schematic picture of product

P 19
Phakisa Capital Project
Access development completed on 69, 71, 73 and 75 levels. Excellent progress was made with BAC and Fridge plant excavation as well as civil construction.
Settler’s design was changed due to adverse ground conditions. Blasting on No. 2 Settler progressed to 7.3m. Phase One’s surface infrastructure was completed and civil construction and erection of main building have commenced.
Rail-veyor commissioned and cycle-times improving. Second train scheduled for commissioning in January 2008.
Annual Capital expenditure profile
Table (Rm)
2004
2005
2006
2007
2008
2009
2010
Total
Actual Sunk
117
116
147
227
58
665
Forecast
129
105
35
269
Total
117
116
147
227
187
105
35
1 034
1st production
June 2008
Full production
August 2010

P

Future milestones
■
Final Commissioning of 77 level Crusher
–  December 2007
■
Commissioning of 55 level Bulk Air Cooler
–  February 2008
■
Commissioning of 2nd Rail-veyor train
–  January 2008
■
69 Level 1st raise-line completion
–  April 2008
■
Full Production
–  August 2010

P

Tshepong – Sub 66 Decline Capital Project
The capital scope of work for 69 level and the sinking of the material/chairlift decline haulages are completed. This level is now in production build-up phase.
The majority of remaining development is on 71 level which is 75% complete and where the access development and raise lines have to be completed by June 2008.
The total project is 93% on budget and no budget overruns are foreseen for the next year.
Annual Capital expenditure profile
Table (Rm)
2003
2004
2005
2006
2007
2008
2009
Total
Actual Sunk
32.8
66.6
40.6
52.9
57.8
13.1
–
263.8
Forecast
16.5
–
16.5
Total
32.8
66.6
40.6
52.9
57.80
29.6
280.3
1st production
April 2007
Full production
July 2009
Future milestones
■
Extension of conveyor and monorail to end of decline
–  December 2007
■
Equipping of ore passes and 72 belt cross cut
–  March 2008

P

Hidden Valley Project
Highlights
■
Work on the tailings storage facility proceeding to plan
■
Waste movement using mining fleets 1 and 2 has exceeded plan by 20%
■
Fifty landowners employed as mining equipment operators; 9 trainees assessed as fully competent to operate haul trucks
■
Kaveroi resource drilling results continue to confirm known mineralisation
Project Overview
The project experienced heavy rainfall in both August and September. Despite the heavy rain reasonable progress continues to be made. Excavation has concentrated on the (RL2035) pad and the haul road from this location is being improved.
There have been several issues causing delays with the project schedule such as manufacturing delays with the SAG mill and a revised construction schedule for the overland conveyor are the main causes. Thus, engineering is behind plan but should not impact on the overall schedule.
A preliminary route for the overland conveyor from the eastern ROM pad has been established and will be finalised following survey of the route and preliminary conveyor design. Four construction drawings were issued for plant earthworks, grinding area civils and leach tanks.
At the end of the quarter, 62 contract services and procurement packages were awarded. About 95% of process equipment has been awarded while contracted services and major fabrication supply items are in progress. Major packages such as the regrind mill, conveyors, electro-winning cells, SAG mill feed chute transporter, UMW workshop, transformers, switchgear, motor control centres and high voltage cable were awarded.
Construction of the permanent camp is now well underway. Thirty transportable units capable of housing 140 persons have been handed over. Large 40-man units are now under construction with seven units in various stages of completion.
Fifty trainee equipment operators have been employed on the project and of these nine have been assessed as fully competent to operate haul trucks. Confirmation was received from the Department of Labour and Industrial Relations (DLIR) that women could be employed as equipment operators working continuous 12 hour shifts.
Site Geological Update
Stage 1 of the Kaveroi resource definition drilling programme was completed during the quarter. Progress was slow with only
3 242 m drilled against a plan of 5 283 m. Plans are in place to address weather conditions in Stage 2 of the programme.
The drilling continues to confirm known mineralisation at depth with positive results for logging and vein intensity studies and has identified a new zone of mineralisation at the meta-sediment/granodiorite contact. Assay results continue to support previously modelled gold grades and indicate higher than expected levels of silver. Intercepts received to date include
18m @ 9.42 g/t Au, 511 g/t Ag and 7.5m @ 31.84 g/t Au, 1 740 g/t Ag.
Further work has been completed on the Hamata Pit design identifying the potential to access an additional 223 000 ounces of indicated and inferred material.
Annual Capital expenditure profile
Table (A$m)
2006
2007
2008
2009
2010
2011
2012
2013
Total
Actual Sunk
20
90
12
123
Forecast
239*
128
366
Total
20
90
251
128
489**
*Includes A$28m for Rio Tinto Royalty buy-out ** Increased by A$14 m due to project delays
1st production
March 2009
Full production
June 2009

P

Wafi/Golpu
Project Overview
The Wafi/Golpu pre-feasibility study (PFS) was completed during this quarter. Infrastructure studies were advanced to a
PFS level and capital and operating estimates were found to be similar to scoping level estimates which were included in the
Golpu Stand Alone PFS. Golpu (copper/gold) is the primary driver for the Wafi site, with the gold projects (Link Zone and NRG1)
having potential to add value to the overall site plan when Golpu carries major infrastructure costs. The gold projects are found to be marginal at the present time, however it is expected that additional work at the feasibility stage will identify cost savings has not currently been included in the study, which should improve project economics. Expansion of the resources is the most effective way to improve the gold project economics and, as such, planned exploration programmes at Wafi will continue with a focus on expansion of the mineable resource.
The Golpu stand-alone project has undergone a stage gate review by Harmony project specialists. The review has found the PFS to be adequate and generally in compliance with Harmony’s project standards. A recommendation to accept the PFS report will be made to the Harmony Investment Committee during the December quarter, once the final reviews are compiled and report issued.
The project review will continue for much of the coming quarter, with direction of the forward work programme expected by the end of calendar 2007. During the review period work will continue on the Wafi project in the following areas:
■
Alkaline Sulphide Leaching test work for the removal of arsenic from concentrate;
■
Community Affairs work to establish access to areas not yet allowed by landowners; and
■
Exploration drilling and interpretation with a view to increasing the resource base at Wafi.
The project spend for the quarter was 5.6 million Kina (A$2.5 million), with overall project to date expenditure of 42.2 million
Kina (A$19.2 million). Only minor expenditure (less than A$400 000) is expected in the coming quarter as final reviews are completed for the project.
Exploration results and programme
A new tenement application encompassing some 184 square kilometres was lodged over the area directly east of the Biamena
Prospect. The area is highly perspective for Cu-Au mineralisation and includes several limestone occurrences. Highlights from the work completed during first quarter FY08 are outlined below:
Wafi Near Mine (Brownfields)
At Western zone three holes were drilled to confirm high grade lodes interpreted to dip to the northwest. Results have been highly encouraging with significant intercepts received for two of the three holes to date. This prospect may add to the Link
Zone resource and ultimately Wafi feasibility.
■
WR252: 17m     @ 6.9 g/t Au from 250m
7m
@ 4.6 g/t Au from 271m
■
WR257: 6.1m   @ 2.2 g/t from 10m
16m   @ 5.4 g/t from 196m
6m
@ 3.3 g/t from 407m
Assays for the third hole (WR261) are pending.
The drilling was undertaken to test below significant intercepts in WR219 (26m @ 7.04 g/t Au) and WR204 (21m @ 10 g/t Au).
Results now suggest three separate parallel lodes trending north-east and dipping west. Assays for WR261 should extend the strike of the main lode through the grid, and confirm this interpretation.
Drilling to advance this prospect to inferred resources is planned.

Nambonga North
The Nambonga North prospect represents a porphyry Cu-Au target located approximately 2 km northwest of the Golpu
Cu-Au deposit. Drilling during the quarter encountered a major new zone of mineralisation with an intercept of:
■
WR258: 74m    @ 4.3 % Zn, 1.2% Pb, 54 g/t Ag, 5.6 g/t Au from 125m (intercept based on a 1% Zn cut-off and a maximum internal waste interval of 3m)
This was the first of two drill holes designed to test an electromagnetic (EM) conductor coincident with a magnetic high and anomalous surface Cu – Au geochemistry. The mineralised interval in the drill hole correlates with a zone of brecciated massive sulphide, dominated by Pyrite/Marcasite, Sphalerite and Galena.
A second hole WR262, collared 50m in front of WR258, was in progress at 460m at quarter-end. Geology encountered in this latest hole is extremely encouraging with chalcopyrite, magnetite, hematite and lesser pyrite disseminated in porphyry and silica cap type material.
Mineralisation encountered in WR258 is currently interpreted as a base metal lode peripheral to a mineralised porphyry stock.
Planned follow-up drilling includes step-out drilling to the north, into the core of the magnetic high and where data also suggests that the EM conductor is better developed.
P

P25
OPERATING AND FINANCIAL RESULTS (Rand/metric) (unaudited) (Continued operations)
Underground production – South Africa
South
Quality
Growth    Leveraged
Total
Other
Kalgold
Total
Africa
Harmony
Ounces
Projects
Ounces   Underground
Surface
Surface
Surface
Total
Australia
PNG
Total
Ore milled
– t’000
Sep-07
1 470
415
959
2 844
2 212
336
2 548
5 392
–
–
5 392
Jun-07
1 535
378
835
2 748
1 399
274
1 673
4 421
–
–
4 421
Gold Produced
– kg
Sep-07
8 341
2 207
4 076
14 624
653
663
1 316
15 940
–
–
15 940
Jun-07
7 745
2 013
3 438
13 196
500
430
930
14 126
–
–
14 126
Yield                                 – g/tonne
Sep-07
5.67
5.32
4.25
5.14
0.30
1.97
0.52
2.96
–
–
2.96
Jun-07
5.05
5.33
4.12
4.80
0.36
1.57
0.56
3.20
–
–
3.20
Cash Operating Costs
– R/kg
Sep-07
118 568
137 703
161 780
133 500
82 496
109 582
96 142
130 416
–
–
130 416
Jun-07
141 949
119 800
196 076
152 672
81 284
114 809
96 785
148 993
–
–
148 993
Cash Operating Costs
– R/tonne
Sep-07
673
732
688
686
24
216
50
386
–
–
386
Jun-07
716
638
807
733
29
180
54
476
–
–
476
Working Revenue
(R’000)
Sep-07
1 302 472
343 686
638 866
2 285 024
101 235
103 184
204 419
2 489 443
–
–    2 489 443
Jun-07
1 172 037
303 275
521 961
1 997 273
76 128
65 035
141 163
2 138 436
–
–    2 138 436
Cash Operating Costs
(R’000)
Sep-07
988 979
303 911
659 415
1 952 305
53 870
72 653
126 523
2 078 828
–
–    2 078 828
Jun-07
1 099 395
241 158
674 110
2 014 663
40 642
49 368
90 010
2 104 673
–
–    2 104 673
Cash Operating Profit      (R’000)
Sep-07
313 493
39 775
(20 549)
332 719
47 365
30 531
77 896
410 615
–
–
410 615
Jun-07
72 642
62 117
(152 149)
(17 390)
35 486
15 667
51 153
33 763
–
–
33 763
Capital Expenditure
(R’000)
Sep-07
236 892
238 086
82 793
557 771
–
2 031
2 031
559 802
–    160 704
720 506
Jun-07
243 918
210 280
76 217
530 415
–
390
390
530 805
–
279 341
810 146
Quality Ounces - Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong.
Growth Projects - Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project.
Leveraged Ounces - Bambanani, Joel, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel and Brand 3.

P

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)
For the quarter ended
30 September 30 June
2007                      2007
Continuing operations
Ore milled
– t’000 5 392 4 421
Gold produced – kg 15 940 14 126
Gold price received – R/kg 156 176 151 383
Cash operating costs – R/kg 130 416 148 993
Discontinuing operations
Ore milled
– t’000 870 887
Gold produced – kg 1 996 2 270
Gold price received – R/kg 153 177 152 600
Cash operating costs – R/kg 165 442 150 342
R million R million
Continuing operations
Revenue
2 489 2 139
Cash operating costs (2 078) (2 105)
Cash operating profit 411 34
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities (224) (225)
Corporate expenditure (72) (89)
Reversal of provision for rehabilitation costs – 20
Operating profit/(loss) 115 (260)
Amortisation and depreciation other than mining properties,
mine development costs and mine plant facilities
(12) (11)
Care and maintenance costs of restructured shafts (9) (10)
Share based compensation (10) (3)
Exploration expenditure (44) (61)
Impairment of assets – 123
Loss from associates – (1)
Gain on financial instruments 4 29
(Loss)/profit on sale of property, plant and equipment (2) 93
Other expenses – net (19) (49)
Provision for former employees’ post retirement benefits – 13
Mark-to-market of listed investments 34 31
Loss on sale of listed investment (459) (37)
Investment income 67 85
Finance cost (133) (216)
Loss before taxation (468) (274)
Taxation (10) 138
Net loss from continuing operation (478) (136)
Discontinued operations
Loss from discontinued operations
(92) (243)
Loss from measurement to fair value less cost to sell (7) (274)
(577) (653)
Loss per share from continued operations attributable to the equity holders of the Company during the year (cents)
– Basic loss *
(120) (34)
– Headline loss * (21) (72)
– Fully diluted loss ** *** (120) (34)
Loss per share from discontinued operations attributable to the equity holders of the
Company during the year (cents)
– Basic loss *
(24) (129)
– Headline loss * (22) (61)
– Fully diluted loss ** *** (24) (129)
Prepared in accordance with International Financial Reporting Standards
* Calculated on weighted average number of shares in issue at quarter end 30 September 2007: 399.5 million (30 June 2007:
398.6 million).
** Calculated on weighted average number of diluted shares in issue at quarter end 30 September 2007: 402.8 million
(30 June 2007: 403.1 million).
*** The effect of the share options is anti-dilutive.

P

CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)
For the period ended
30 September 30 September
2007 2006
Notes
(restated)*
R million R million
Continuing operations
Revenue 2 489 2 380
Production cost (exclusive of amortisation and depreciation of mining properties, mine development costs and mine plant facilities) 2 (2 078) (1 589)
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities (224) (233)
Amortisation and depreciation other than mining properties,
mine development costs and mine plant facilities (12) (17)
Corporate expenditure (72) (56)
Exploration expenditure (44) (34)
Care and maintenance costs of restructured shafts (9) (17)
Share-based compensation (10) (11)
Reversal of provision for rehabilitation costs – (2)
(Loss)/profit on sale of property, plant and equipment (2) 13
Gain on financial instruments 3 4 19
Other (expenses)/income – net (19) 19
Operating profit 23 472
Loss from associates 4 – (48)
Loss on sale of listed investment 5 (459) –
Mark-to-market of listed investments 34 24
Investment income 67 37
Finance cost (133) (93)
(Loss)/profit before tax (468) 392
Taxation (10) (123)
Net (loss)/profit from continuing operations (478) 269
Discontinued operations
(Loss)/profit from discontinued operations 6 (92) 8
Loss from measurement to fair value less cost to sell 6 (7) –
Net (loss)/profit (577) 277
(Loss)/earnings per share for profit from continued operations attributable 7 to the equity holders of the Company during the year (cents)
– Basic (loss)/earnings (120) 68
– Fully diluted (loss)/earnings (120) 67
(Loss)/earnings per share for profit from discontinued operations attributable 7 to the equity holders of the Company during the year (cents)
– Basic (loss)/earnings (24) 2
– Fully diluted (loss)/earnings (24) 2
The accompanying notes are an integral part of these condensed consolidated financials statements.
* The comparative figures for 2006 were adjusted to exclude the discontinued operations.

P

CONDENSED CONSOLIDATED BALANCE SHEET (Rand)
At At At
30 September 30 June 30 September
2007 2007 2006
Notes (Unaudited) (Audited) (Unaudited)
R million R million R million
ASSETS
Non-current assets
Property, plant and equipment
24 899 24 398 23 849
Intangible assets 2 308 2 307 2 270
Restricted cash 5 5 286
Investments in financial assets 1 461 1 387 2 306
Investments in associates 5 7 7 1 860
Deferred income tax 1 914 2 321 1 643
Trade and other receivables 100 95 82
30 694 30 520 32 296
Current assets
Inventories
790 742 730
Investments in financial assets – 2 484 –
Trade and other receivables 778 918 871
Income and mining taxes 26 16 25
Restricted cash – 274 –
Cash and cash equivalents 1 567 711 582
3 161 5 145 2 208
Non-current assets classified as held for sale 6 1 279 1 284 –
4 440 6 429 2 208
Total assets 35 134 36 949 34 504
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
25 652 25 636 25 521
Other reserves 20 (349) (88)
Accumulated loss (2 258) (1 681) (1 738)
23 414 23 606 23 695
Non-current liabilities
Borrowings
8 3 842 1 743 2 637
Deferred income tax 4 602 5 000 4 092
Derivative financial instruments 9 – – 609
Provisions for other liabilities and charges 1 231 1 216 1 009
9 675 7 959 8 347
Current liabilities
Trade and other payables
1 421 1 755 1 448
Borrowings 15 2 855 1 006
Bank overdraft – 220 –
Shareholders for dividends 7 7 8
1 443 4 837 2 462
Liabilities directly associated with non-current
assets classified as held for sale
6 602 547 –
2 045 5 384 2 462
Total equity and liabilities 35 134 36 949 34 504
Number of ordinary shares in issue 400 011 182 399 608 384 397 549 945
Net asset value per share (cents) 5 853 5 902 5 960
The accompanying notes are an integral part of these condensed consolidated financials statements.

P

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE PERIOD
ENDING 30 SEPTEMBER 2007 (Rand)
Issued share
Other
Retained
capital
reserves
earnings
Total
R million
R million
R million
R million
Balance as 1 July 2007
25 636
(370)
(1 681)
23 585
Issue of share capital
16
–
–
16
Currency translation adjustment and other
–
390
–
390
Net earnings
–
–
(577)
(577)
Balance as at 30 September 2007
25 652
20
(2 258)
23 414
Balance as 1 July 2006
25 489
(271)
(2 015)
23 203
Issue of share capital
32
–
–
32
Currency translation adjustment and other
–
183
–
183
Net loss
–
–
277
277
Balance as at 30 September 2006
25 521
(88)
(1 738)
23 695

P 30
SUMMARISED CASH FLOW STATEMENT FOR THE PERIOD ENDING 30 SEPTEMBER 2007
(Rand)(unaudited)
Three months
Three months
Three months
ended
ended
ended
30 September
30 September
30 June
2007
2006
2007
R million
R million
R million
Cash flow from operating activities
Cash generated/(utilised) by operations
54
471
(248)
Interest and dividends received
69
39
87
Interest paid
(59)
(45)
(83)
Income and mining taxes paid
(12)
–
(11)
Cash generated/(utilised) by operating activities
52
465
(255)
Cash flow from investing activities
Decrease/(increase) in restricted cash
274
(30)
225
Net proceeds on disposal of listed investments
1 310
30
166
Acquisition of investment in associate
–
–
–
Net additions to property, plant and equipment
(833)
(562)
(784)
Other investing activities
(51)
–
(10)
Cash generated/(utilised) by investing activities
700
(562)
(401)
Cash flow from financing activities
Long-term loans raised
286
–
651
Ordinary shares issued – net of expenses
19
32
37
Dividends paid
–
–
(7)
Cash generated by financing activities
305
32
681
Foreign currency translation adjustments
20
(4)
(7)
Net increase/(decrease) in cash and equivalents
1 077
(69)
18
Cash and equivalents – beginning of period
494
651
476
Cash and equivalents – end of period
1 571
582
494

P

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH GENERATED/(UTILISED) BY OPERATIONS FOR THE PERIOD ENDING 30 SEPTEMBER 2007 (Rand)
Three months
Three months
Three months
ended
ended
ended
30 September
30 September
30 June
2007                     2006                        2007
R million
R million
R million
Cash operating profit
386
891
39
Other cash items per income statement:
Other income (Including interest received
and profit on sale of mining assets)
41
67
138
Employment termination, restructuring
and care and maintenance costs
(12)
(20)
(14)
Corporate, administration and other expenditure
(77)
(59)
(87)
Exploration expenditure
(55)
(41)
(70)
Provision for rehabilitation costs
–
(2)
(1)
Cash flow statement adjustments:
Cost of close out of hedges
–
(55)
(367)
Profit on sale of mining assets
3
(13)
(93)
Interest and dividends received
(69)
(39)
(87)
Other non-cash items
(22)
(34)
(9)
Effect of changes in operating working capital items:
Receivables
59
(150)
241
Inventories
(54)
(64)
(143)
Accounts payable
276
66
244
Accrued liabilities
(422)
(76)
(39)
Cash generated/(utilised) by operations
54
471
(248)

P

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD
ENDING 30 SEPTEMBER 2007
1. Basis of accounting
The condensed consolidated financial statements for the period ending 30 September 2007 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2007. These condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting and should be read in conjunction with the financial statement as at and for the year ended 30 June 2007.
New accounting standards and IFRIC interpretations
Certain new accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after 1 January 2008. These new standards and interpretations have not been early adopted by the Group and a reliable estimate of the impact of the adoption thereof for the Group cannot yet be determined for all of them, as management are still in the process of determining the impact thereof on future financial statements.
At the date of finalising of these financial statements, the following Standards and Interpretations were in issue but not yet effective:
Title Effective date
New Statement
• IFRS 8 Operating segments
# Financial year commencing on or after
1 January 2009
Amendments
• IAS 23 (Revised) Borrowings Costs(Revised March 2007) # Financial year commencing on or after
1 January 2009
New Interpretation
• IFRIC 12 – Service Concession Arrangements # Financial year commencing on or after
1 January 2008
# Not yet assessed
2. Cash operating profit
The format of the income statement is now presented ‘by nature’ as per the requirements of IFRS 5. The major differences is that ‘cash operating costs’ and ‘cash operating profit’ are not reflected on the face of the income statement anymore.
‘Cash operating costs’ are now included under ‘Production costs’.
If no change was effected, the cash operating profit would have been as following:
30 September 30 September
2007 2006
R million R million
Revenue 2 489 2 380
Cash operating costs (2 078) (1 589)
Cash operating profit 411 791
3. Gain/(loss) on financial instruments
The Australian gold hedge book was closed out during the June 2007 quarter, leaving only the Abelle Limited forward exchange contract that resulted in a marked-to-market gain of R4.4 million.

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4. Investment in associate
Harmony accounted for its 29.2% stake in Western Areas Limited through its subsidiary, ARMgold/Harmony Joint
Investment Company Pty Ltd, on the equity basis for accounting until 1 December 2006. On this date Harmony excepted
Gold Fields Limited’s (GFI) offer of 35 GFI shares for every 100 Western Area Limited shares held. The remaining investment in the Goldfields shares were sold during the September 2007 quarter for a loss of R459 million, refer to note 5.
30 September 30 September
2007                     2006
R million R million
5. Loss on sale of listed investments
Loss on sale of investment in Gold Fields Limited 459 –
459 –
6. Non-current assets held for sale and discontinued operations
The assets and liabilities related to Mt Magnet and South Kal (operations in Australia), ARMgold Welkom and Orkney operations (operations in the
Free State and Northwest areas), and Kudu and Sable (operations in the
Free State area), which have been presented as held for sale following the approval of the Group’s management and the Board of Directors on 20 April 2007.
Operating cash flows (46) 86
Investing cash flows 18 (418)
Financing cash flows – –
Foreign exchange translation adjustment (3) 6
Total cash flows (31) (326)
(a)   Non-current assets classified as held for sale
Property, plant and equipment 970 –
Restricted cash 5 –
Investment financial assets 67 –
Deferred income tax 47 –
Inventories 127 –
Trade and other receivables 47 –
Income and mining taxes 12
Cash and cash equivalents 4 –
1 279 –
(b)   Liabilities directly associated with non-current assets classified as held for sale
Borrowings 1 –
Deferred income tax 23 –
Provisions for other liabilities and charges 312 –
Trade and other payables 266 –
602 –
(c)   Analysis of the results of discontinued operations, and the results recognised on the re-measurement of assets or disposal group
Revenue
306 410
Expenses (401) (403)
(Loss)/profit from discontinued operations before tax (95) 7
Taxation 3 1
(Loss)/profit from discontinued operations after tax (92) 8
Pre-tax loss recognised on the re-measurement of assets of disposal (10) –
Taxation 3 –
Profit for the year from discontinued operations (99) 8

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7. (Loss)/earnings per share
(Loss)/earnings per share is calculated on the weighted average number of shares in issue for the quarter ended
30 September 2007: 399.5 million (30 June 2007: 398.6 million; 30 September 2006: 396.8 million)
The fully diluted (loss)/earnings per share is calculated on weighted average number of diluted shares in issue for the quarter ended 30 September 2007: 402.8 million (30 June 2007: 403.1 million; 30 September 2006: 402.9 million).
The effect of the share options is anti-dilutive.
30 September 30 June 30 September
2007 2007 2006
R million R million R million
Total (loss)/earnings per share (cents):
– Basic (loss)/earnings
(143) (163) 70
– Headline (loss)/earnings (43) (133) 66
– Fully diluted (loss)/earnings (143) (163) 69
Reconciliation of headline earnings/(loss)
Continued operations
Net (loss)/profit
(478) (136) 269
Adjusted for:
Loss/(profit) on sale of property, plant and equipment
1 (66) (14)
Loss on sale of listed investment 392 31 –
Reversal of impairment of assets – (117) –
Headline profit/(loss) (84) (288) 255
Discontinued operations
Net (loss)/profit
(99) (517) 8
Adjusted for:
Impairment of assets
7 274 –
Headline (loss)/profit (92) (243) 8
30 September 30 September
2007                     2006
R million R million
8. Borrowings
Unsecured long-term borrowings
Convertible unsecured fixed rate bonds
1 562 1 482
Rand Merchant Bank term loan facility – 1 000
Africa Vanguard Resources (Proprietary) Limited 32 32
1 594 2 514
Less: Short term portion – (1 000)
Total unsecured long-term borrowings 1 594 1 514
Secured long-term borrowings
Gold Fields Limited
– 5
Westpac Bank Limited 88 –
Africa Vanguard Resources (Doornkop) (Pty) Limited (Nedbank Limited) 175 159
ARM Empowerment Trust 1 (Nedbank Limited) – 412
ARM Empowerment Trust 2 (Nedbank Limited) – 552
Auriel Alloys – 1
Nedbank Limited 2 000 –
2 263 1 129
Less: Short term portion (15) (6)
Total unsecured long-term borrowings 2 248 1 123
Total long-term borrowings 3 842 2 637

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30 September 30 September
2007                     2006
R million R million
9. Derivative financial instruments
Forward exchange commitment
Abelle Limited an indirect subsidiary, has a forward exchange contract in place for the purchase of the mining fleet used on the Hidden Valley project. The forward exchange contract is classified as speculative and the mark-to-market movement, R4.4 million, is reflected in the income statement.
10.   Commitments and Contingencies
Capital expenditure commitments
Contracts for capital expenditure
462 117
Authorised by the directors but not contracted for 1 870 2 071
2 332 2 188
This expenditure will be financed from existing resources and where appropriate, borrowings.
Contingent liabilities
Guarantees and suretyships
18 18
Environmental guarantees 129 129
147 147
11.   Subsequent events
On 25 September 2007, Harmony Gold Mining Company Limited announced that it had entered into an agreement with
Pamodzi Gold Limited (Pamodzi), where Pamodzi will render management services to ARMgold, with respect to the Orkney shafts. The commencement date was 25 September 2007 and the termination date is the earliest of the effective date
(where the Orkney assets are sold to Pamodzi) or the date on which the sale of shares agreement fails to become of any force.
In consideration for rendering the management services, ARMgold shall pay Pamodzi an amount equal to the aggregate of the net smelter revenues for each production month, less the aggregate of the business expenses for that production month plus value-added tax.

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12.   GEOGRAPHICAL AND SEGEMENT INFORMATION QUARTER ENDING 30 SEPTEMBER 2007 SOUTH AFRICA (Rand/metric)
Cash Cash
operating operating Capital Kilograms Tons Operating
Revenue cost profit/(loss) expenditure gold milled    Grade Cost
Rm Rm Rm Rm T’000 R/kg
Quality ounces
Masimong
171 189 (18) 30 1 096 241 4.55 173 881
Leveraged ounces
Harmony 2
68 71 (3) 10 438 126 3.44 162 244
Merriespruit 1 49 60 (11) 9 314 94 3.35 192 605
Merriespruit 3 57 60 (3) 9 363 107 3.41 164 878
Unisel 98 85 13 9 628 139 4.53 134 873
Brand 3 70 62 8 5 445 108 4.13 138 914
Brand 5 –                  4 (4) –                   –                   – –                   –
Saaiplaas 3 – –
Surface 46 22 24 5 297 1 577 0.19 73 267
Other – – – – – – – –
Total Freestate 559 553 6 77 3 581 2 392 1.50 154 865
Evander operations
Quality ounces
Evander 5
75 66 9 10 477 82 5.82 137 615
Evander 7 103 76 27 35 663 106 6.26 114 018
Evander 8 173 107 66 25 1 104 184 6.00 97 365
Evander 9 –                  –                       –                      –                   –                    – –                   –
Surface –                  –                       –                       1 –                   – –                   –
Other
Total Evander 351 249 102 71 2 244 372 6.03 110 840
Randfontein operations
Quality ounces
Cooke 1
84 65 19 3 537 82 6.56 120 404
Cooke 2 84 59 25 10 541 90 6.00 108 687
Cooke 3 139 90 49 30 890 149 5.96 101 880
Growth projects
Doornkop
71 63 8 71 454 126 3.61 139 057
Surface 42 22 20 13 272 513 0.53 80 306
Other –
Total Randfontein 420 299 121 127 2 694 960 2.81 111 032
Elandsrand operations
Growth projects
Elandsrand
273 241 32 84 1 753 289 6.07 137 345
Surface –                 –
Other –
Total Elandsrand 273 241 32 84 1 753 289 6.07 137 345

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Cash Cash
operating operating Capital Kilograms Tons Operating
Revenue cost profit/(loss) expenditure gold
milled    Grade
Cost
Rm Rm Rm Rm T’000 R/kg
Freegold operations
Quality operations
Tshepong
367 245 122 52 2 345 386 6.08 104 352
Growth projects
Phakisa
–                  –                      –                      62
–                   –
–                   –
Leveraged ounces
Bambanani
203 202 1 25 1 275 238 5.35 158 764
Joel 65 69 (4) 11 419 81 5.15 163 915
Eland
–                  –                       –                       –                  –                    –
–                   –
Kudu/Sable
–                  –                       –                       –                  –                    –
–                   –
West shaft
–                  –                       –                       –                  –                    –
–                   –
Nyala
–                  –                       –                       –                  –                    –
–                   –
St Helena 27 46 (19) 3 176 53 3.30 259 032
AMF 3
–                      3
– 18 13 1.41 25 140
Surface 6 5 1 6 43 64 0.67 118 844
Other –
Total Freegold 671 567 104 159 4 276 835 5.12 132 688
ARMgold operations
Leveraged ounces
Orkney 2
53 58 (5) 6 339 60 5.65 171 302
Orkney 4 41 56 (15) 9 267 80 3.33 208 703
Orkney 7 20 31 (11) 11 130 58 2.23 240 669
Surface
–                  –                       –                       –                  –                    –
–                   –
Other –
Total ARMgold 114 145 (31) 26 736 198 3.71 197 094
Avgold operations
Quality ounces
Target
106 91 15 34 688 150 4.60 131 930
Surface 6 5 1 5 41 58 0.70 127 341
Other –
Total Avgold 112 96 16 39 729 208 3.51 131 674
Kalgold operations
Surface
103 73 30 2 663 336 1.97 109 547
Other –
Total Kalgold 103 73 30 2 663 336 1.97 109 547
Other entities – – – – – – – –
Total South Africa 2 603 2 223 380 585 16 676 5 590 2.96 130 417
Australia
Mt Magent
104 114 (10) 40 738 398 1.85 154 648
South Kal 87 71 16 51 522 274 1.90 135 186
Papua New Guinea – – – 161 – – – –
Other entities – – – – – – – –
Total Australia 191 185 6 252 1 260 672 1.88 146 588
Total Harmony 2 794 2 408 386 837 17 936 6 262 2.86 134 304

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Cash Cash
operating operating Capital Kilograms Tons Operating
Revenue cost profit/(loss) expenditure gold
milled     Grade
Cost
Rm Rm Rm Rm T’000 R/kg
Included in the above
are the following
discontinued
operations:
South Africa
Orkney 2
53 58 (5) 6 339 60 5.65 171 302
Orkney 4 41 56 (15) 9 267 80 3.33 208 703
Orkney 7 20 31 (11) 11 130 58 2.23 240 669
ARM surface
–                  –                        –                      –                   –                   –
–                   –
Kudu/Sable
–                  –                        –                      –                   –                   –
–                   –
Total SA 114 145 (31) 26 736 198 3.71 197 094
Australia
Mt Magent
104 114 (10) 40 738 398 1.85 154 648
South Kal 87 71 16 51 522 274 1.90 135 186
Total Australia 191 185 6 91 1 260 672 1.88 146 589
Total Harmony
– discontinued
operations
305 330 (25) 117 1 996 870 2.29 165 442
Total Harmony
– continuing
operations
2 489 2 078 411 720 15 940 5 392 2.96 130 416

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GEOGRAPHICAL AND SEGEMENT INFORMATION QUARTER ENDING 30 SEPTEMBER 2006 SOUTH AFRICA (Rand/metric)
Cash Cash
operating operating Capital Kilograms Tons Operating
Revenue cost profit/(loss) expenditure gold
milled     Grade
Cost
Rm Rm Rm Rm T’000 R/kg
Freestate operations
Quality ounces
Masimong
189 126 63 25 1 301 249 5.22 96 209
Leveraged ounces
Harmony 2
41 51 (10) 6 288 86 3.34 172 665
Merriespruit 1 52 40 12 5 362 107 3.39 111 333
Merriespruit 3 53 41 12 5 367 103 3.56 112 972
Unisel 94 55 39 9 653 136 4.79 84 321
Brand 3 56 43 13 2 387 108 3.57 111 866
Brand 5 1 3 (2)
–                   6
1
–                    –
Saaiplaas 3 – –
Surface 22 16 6 5 149 307 0.49 108 229
Other –
Total Freestate 508 375 133 57 3 513 1 097 3.20 106 471
Evander operations
Quality ounces
Evander 5
60 56 4 10 418 101 4.15 134 868
Evander 7 71 58 13 21 490 100 4.92 119 180
Evander 8 136 83 53 20 943 201 4.68 87 722
Evander 9
–                  –                      –                       –                   –                    –
–                   –
Surface
–                  –                      –                        1
–                    –
–                   –
Other
Total Evander 267 197 70 52 1 851 402 4.61 106 696
Randfontein operations
Quality ounces
Cooke 1
81 63 18 5 565 103 5.51 111 398
Cooke 2 83 50 33 7 578 95 6.09 86 922
Cooke 3 134 89 45 18 931 147 6.32 95 878
Growth projects
Doornkop
64 52 12 58 443 127 3.48 116 686
Surface 10 3 7 12 71 46 1.54 42 884
Other –
Total Randfontein 372 257 115 100 2 588 518 4.99 99 364
Elandsrand operations
Growth projects
Elandsrand
201 176 25 64 1 399 271 5.18 125 548
Surface – – – 2 – – – –
Other – – – – – – – –
Total Elandsrand 201 176 25 66 1 399 271 5.18 125 548

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Cash Cash
operating operating Capital Kilograms Tons Operating
Revenue cost profit/(loss) expenditure gold
milled    Grade
Cost
Rm Rm Rm Rm T’000 R/kg
Freegold operations
Quality operations
Tshepong
434 199 235 48 3 037 459 6.61 65 656
Growth projects
Phakisa
–                  –                      –                      53
–                   –
–                   –
Leveraged ounces
Bambanani
210 176 34 25 1 472 283 5.20 119 870
Joel 109 62 47 5 760 145 5.26 81 602
Eland 6
–                      6
– 42 4 – –
Kudu/Sable
–                  –                       –                       –                  –                    –
–                   –
West shaft 17 23 (6) 2 121 43 2.80 188 825
Nyala
–                  –                       –                      –                   –                    –
–                   –
St Helena 19 31 (12) 1 135 46 2.91 231 275
AMF
–                  –                       –                      –                   –                    –
–                   –
Surface 6
–                       6
2 7 42 0.17 65 698
Other –
Total Freegold 801 491 310 136 5 574 1 022 5.45 88 355
ARMgold operations
Leveraged ounces
Orkney 2
49 51 (2) 7 345 79 4.38 147 768
Orkney 4 66 54 12 10 461 108 4.29 116 979
Orkney 7 14 17 (3) 14 98 39 2.49 173 280
Surface
–                  –                       –                       –                  –                    –
–                   –
Other –
Total ARMgold 129 122 7 31 904 226 4.00 134 840
Avgold operations
Quality ounces
Target
164 46 118 22 1 129 210 5.39 40 350
Surface 1 3 (2)
–                   4
32 0.11 802 588
Other –
Total Avgold 165 49 116 22 1 133 242 4.68 42 741
Kalgold operations
Surface
66 44 22 1 461 478 0.97 94 882
Other –
Total Kalgold 66 44 22 1 461 478 0.97 94 882
Other entities –
Total South Africa 2 509 1 711 798 465 17 423 4 256 4.09 98 199
Australia
Mt Magent
198 122 76 20 1 438 436 3.30 84 935
South Kal 83 66 17 19 611 363 1.68 108 384
Papua New Guinea
–                73
Other entities
–                  –
Total Australia 281 188 93 112 2 049 799 2.56 91 914
Total Harmony 2 790 1 899 891 577 19 472 5 055 3.85 97 538

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Cash Cash
operating operating Capital Kilograms Tons Operating
Revenue cost profit/(loss) expenditure gold
milled    Grade
Cost
Rm Rm Rm Rm T’000 R/kg
Included in the above
are the following
discontinued
operations:
South Africa
Orkney 2
49 51 (2) 7 345 79 4.38 147 768
Orkney 4 66 54 12 10 461 108 4.29 116 979
Orkney 7 14 17 (3) 14 98 39 2.49 173 280
ARM surface
–                  –                       –                      –                   –                    –
–                   –
Kudu/Sable
–                  –                       –                      –                   –                    –
–                   –
Total SA 129 122 7 31 904 226 4.00 134 840
Australia
Mt Magent
198 122 76 20 1 438 436 3.30 84 935
South Kal 83 66 17 19 611 363 1.68 108 384
Total Australia 281 188 93 39 2 049 799 2.56 91 914
Total Harmony
– discontinued
operations
410 310 100 70 2 953 1 025 2.88 165 359
Total Harmony
– continuing
operations
2 380 1 589 791 507 16 519 4 030 4.10 96 192
Quarter average exchange rate: 7.0977 7.0885

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OPERATING AND FINANCIAL RESULTS (US$/imperial)(unaudited) (Continued operations)
Underground production – South Africa
South
Quality
Growth    Leveraged
Total
Other
Kalgold
Total
Africa
Harmony
Ounces
Projects
Ounces   Underground
Surface
Surface
Surface
Total
Australia
PNG
Total
Ore milled
– t’000
Sep-07
1 621
458
1 058
3 137
2 439
371
2 810
5 947
–
–
5 947
Jun-07
1 693
417
921
3 031
1 543
302
1 845
4 876
–
–
4 876
Gold Produced
– oz
Sep-07
268 168
70 956
131 046
470 170
20 994
21 316
42 310
512 480
–
–
512 480
Jun-07
249 006
64 719
110 534
424 259
16 075
13 825
29 900
454 159
–
–
454 159
Yield                                 – oz/t
Sep-07
0.17
0.15
0.12
0.15
0.01
0.06
0.02
0.09
–
–
0.09
Jun-07
0.15
0.16
0.12
0.14
0.01
0.05
0.02
0.09
–
–
0.09
Cash Operating Costs
– $/oz
Sep-07
520
603
709
585
362
480
421
572
–
–
572
Jun-07
623
526
860
670
357
504
425
654
–
–
654
Cash Operating Costs
– $/t
Sep-07
86
93
88
88
3
28
6
49
–
–
49
Jun-07
92
82
103
94
4
23
7
61
–
–
61
Working Revenue
($’000)
Sep-07
183 506
48 422
90 010
321 938
14 263
14 538
28 801
350 739
–
–
350 739
Jun-07
165 345
42 784
73 635
281 764
10 740
9 175
19 915
301 679
–
–
301 679
Cash Operating Costs
($’000)
Sep-07
139 338
42 818
92 905
275 061
7 590
10 236
17 826
292 887
–
–
292 887
Jun-07
155 097
34 021
95 100
284 218
5 734
6 965
12 699
296 917
–
–
296 917
Cash Operating Profit       ($’000)
Sep-07
44 168
5 604
(2 895)
46 877
6 673
4 302
10 975
57 852
–
–
57 852
Jun-07
10 248
8 763
(21 465)
(2 454)
5 006
2 210
7 216
4 762
–
–
4 762
Capital Expenditure
($’000)
Sep-07
33 376
33 544
11 665
78 585
–
286
286
78 871
–
22 642
101 513
Jun-07
34 411
29 665
10 752
74 828
–
55
55
74 883
–
39 408
114 291
Quality Ounces - Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong.
Growth Projects - Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project.
Leveraged Ounces - Bambanani, Joel, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel and Brand 3.

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TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial)(unaudited)
For the quarter ended
30 September 30 June
2007 2007
Continuing operations
Ore milled
– t’000 5 947 4 876
Gold produced – oz 512 480 454 159
Gold price received – $/oz 684 664
Cash operating costs – $/oz 572 654
Discontinuing operations
Ore milled
– t’000 959 978
Gold produced – oz 64 173 72 981
Gold price received – $/oz 671 670
Cash operating costs – $/oz 725 660
$ million $ million
Continuing operations
Revenue
351 302
Cash operating costs (293) (297)
Cash operating profit 58 5
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(32) (32)
Corporate expenditure (10) (13)
Reversal of provision for rehabilitation costs – 3
Operating profit/(loss) 16 (37)
Amortisation and depreciation other than mining properties,
mine development costs and mine plant facilities
(2) (2)
Care and maintenance costs of restructured shafts (1) (1)
Share based compensation (1) –
Exploration expenditure (6) (9)
Impairment of assets – 17
Loss from associates – –
Gain on financial instruments 1 4
Profit on sale of property, plant and equipment – 13
Other expenses – net (3) (7)
Provision for former employees’ post retirement benefits – 2
Mark-to-market of listed investments 5 4
Loss on sale of listed investment (65) (5)
Investment income 9 12
Finance cost (19) (30)
Loss before taxation (66) (39)
Taxation (1) 19
Net loss from continuing operations (67) (20)
Discontinued operations
Loss from discontinued operations
(13) (34)
Loss from measurement to fair value less cost to sell (1) (39)
(81) (93)
Loss per share from continued operations attributable to the equity holders of the Company during the year (cents)
– Basic loss *
(17) (5)
– Headline loss * (3) (10)
– Fully diluted loss ** *** (17) (5)
Loss per share from discontinued operations attributable to the equity holders of the Company during the year (cents)
– Basic loss *
(3) (18)
– Headline loss * (3) (9)
– Fully diluted loss ** *** (3) (18)
The currency conversion rates average for the quarter: September 2007: US$1 = R7.10 (June 2007: US$1 = R7.09)
Prepared in accordance with International Financial Reporting Standards
* Calculated on weighted average number of shares in issue at quarter end 30 September 2007: 399.5 million (30 June 2007:
398.6 million).
** Calculated on weighted average number of diluted shares in issue at quarter end 30 September 2007: 402.8 million
(30 June 2007: 403.1 million).
*** The effect of the share options is anti-dilutive.

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CONDENSED CONSOLIDATED INCOME STATEMENT (US$)
For the period ended
30 September 30 September
2007 2006
(restated)*
$ million $ million
Continuing operations
Revenue
351 333
Production cost (exclusive of amortisation and depreciation of mining properties, mine development costs and mine plant facilities)
(293) (223)
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(32) (33)
Amortisation and depreciation other than mining properties,
mine development costs and mine plant facilities
(2) (2)
Corporate expenditure (10) (8)
Exploration expenditure (6) (5)
Care and maintenance costs of restructured shafts (1) (2)
Share-based compensation (1) (2)
Reversal of provision for rehabilitation costs – –
Profit on sale of property, plant and equipment – 2
Gain on financial instruments 1 3
Other (expenses)/income – net (3) 3
Operating profit 4 66
Loss from associates – (7)
Loss on sale of listed investment (65) –
Mark-to-market of listed investments 5 3
Investment income 9 5
Finance cost (19) (13)
(Loss)/profit before tax (66) 54
Taxation (1) (17)
Net (loss)/profit from continuing operations (67) 37
Discontinued operations
(Loss)/profit from discontinued operations
(13) 1
Loss from measurement to fair value less cost to sell (1) –
Net (loss)/profit (81) 38
(Loss)/earnings per share for profit from continued operations attributable to the equity holders of the Company during the year (cents)
– Basic (loss)/earnings
(17) 9
– Fully diluted (loss)/earnings (17) 9
(Loss)/earnings per share for profit from discontinued operations attributable to the equity holders of the Company during the year (cents)
– Basic (loss)/earnings
(3) –
– Fully diluted (loss)/earnings (3) –
The currency conversion rates average for the three months ended: September 2007: US$1 = R7.10 (September 2006:
US$1 = R7.14)
The accompanying notes are an integral part of these condensed consolidated financials statements.
* The comparative figures for 2006 were adjusted to exclude the discontinued operations.

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CONDENSED CONSOLIDATED BALANCE SHEET (US$)
At At At
30 September 30 June 30 September
2007 2007 2006
$ million $ million $ million
ASSETS
Non-current assets
Property, plant and equipment
3 619 3 464 3 074
Intangible assets 335 328 293
Restricted cash 1 1 37
Investments financial assets 212 197 297
Investments in associates 1 1 240
Deferred income tax 278 330 211
Trade and other receivables 15 13 11
4 461 4 334 4 163
Current assets
Inventories
115 105 94
Investments in financial assets – 353 –
Trade and other receivables 113 129 112
Income and mining taxes 4 2 3
Restricted cash – 39 –
Cash and cash equivalents 228 101 75
460 729 284
Non-current assets classified as held for sale 186 182 –
646 911 321
Total assets 5 107 5 245 4 447
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
3 728 3 639 3 289
Other reserves 3 (50) (11)
Accumulated loss (328) (239) (224)
3 403 3 350 3 054
Non-current liabilities
Borrowings
558 247 340
Net deferred taxation liabilities 669 710 527
Deferred financial instruments – – 78
Provisions for other liabilities and charges 179 173 130
1 406 1 130 1 075
Current liabilities
Trade and other payables
208 250 187
Borrowings 2 405 130
Cash and cash equivalents – 31 –
Shareholders for dividends 1 1 1
211 687 318
Liabilities directly associated with non-current assets classified as held for sale 87 78 –
298 765 318
Total equity and liabilities 5 107 5 245 4 447
Number of ordinary shares in issue 400 011 182 399 608 384 397 549 945
Net asset value per share (cents) 851 838 768
Balance sheet converted at conversion rate of US$1 = R6.88 (30 June 2007: R7.04) (30 September 2006: R7.76)

P

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE PERIOD
ENDING 30 SEPTEMBER 2007 (US$)
Issued share
Other
Retained
capital
reserves
earnings
Total
US$ million
US$ million
US$ million
US$ million
Balance as 1 July 2007
3 726
(54)
(245)
3 427
Issue of share capital
2
–
–
2
Currency translation adjustment and other
–
57
–
57
Net earnings
–
–
(83)
(83)
Balance as at 30 September 2007
3 728
3
(328)
3 403
Balance as 1 July 2006
3 285
(35)
(260)
2 990
Issue of share capital
4
–
–
4
Currency translation adjustment and other
–
24
–
24
Net earnings
–
–
36
36
Balance as at 30 September 2006
3 289
(11)
(224)
3 054
Balances translated at closing rates of: September 2007: US$1 = R6.88 (September 2006: US$1 = R7.76)

P 47
SUMMARISED CASH FLOW STATEMENT FOR THE PERIOD ENDING 30 SEPTEMBER 2007
(US$) (unaudited)
Three months
Three months
Three months
ended
ended
ended
30 September
30 September
30 June
2007
2006
2007
US$ million
US$ million
US$ million
Cash flow from operating activities
Cash generated/(utilised) by operations
8
66
(35)
Interest and dividends received
10
5
12
Interest paid
(8)
(6)
(12)
Income and mining taxes paid
(2)
–
(2)
Cash generated/(utilised) by operating activities
8
65
(37)
Cash flow from investing activities
Decrease/(increase) in restricted cash
39
(4)
31
Net proceeds on disposal of listed investments
183
4
23
Acquisition of investment in associate
–
–
–
Net additions to property, plant and equipment
(117)
(79)
(110)
Other investing activities
(7)
–
(1)
Cash generated/(utilised) by investing activities
98
(79)
(57)
Cash flow from financing activities
Long-term loans raised
49
–
91
Ordinary shares issued – net of expenses
3
4
5
Dividends paid
–
–
(1)
Cash generated by financing activities
52
4
95
Foreign currency translation adjustments
–
(6)
4
Net increase/(decrease) in cash and equivalents
158
(16)
5
Cash and equivalents – beginning of period
70
91
65
Cash and equivalents – end of period
228
75
70
Operating activities translated at average rates of: Three months ended 30 September 2007: US$1 = R7.10 (Three months ended
30 September 2006: US$1 = R7.14) (Quarter ended 30 June 2007: US$1 = R7.09)
Closing balance translated at closing rates of: 30 September 2007: US$1 = R6.88 (30 September 2006: US$1 = R7.76)
(30 June 2007: US$1 = R7.04)

P

GEOGRAPHICAL AND SEGEMENT INFORMATION QUARTER ENDING 30 SEPTEMBER 2007 SOUTH AFRICA ($/imperial)
Cash Cash
operating operating Capital Gold Tons Operating
Revenue cost profit/(loss) expenditure Produces milled   Grade Cost
$m $m $m $m Ounces (imperial) $/ounce
Freestate operations
Quality ounces
Masimong
23 27 (4) 4 35 236 266 0.133 762
Leveraged ounces
Harmony 2
9 9 – 1 14 082 140 0.100 711
Merriespriut 1 7 9 (2) 1 10 095 103 0.098 844
Merriespriut 3 8 8 – 1 11 671 118 0.099 723
Unisel 14 12 2 1 20 191 153 0.132 591
Brand 3 10 9 1 1 14 307 119 0.121 609
Brand 5 –                   1 (1) –                   –                    – 0.417 191 302
Saaiplaas 3 –                  –                      –                        –                  –                    – –                   –
Surface 6 3 3 1 9 549 1 739 – –
Other –                  –                      –                       –                   –                    – – –
Total Freestate 77 78 (1) 10 115 131 2 638     0.044 679
Evander operations
Quality ounces
Evander 5
11 9 2 2 15 336 90 0.170 603
Evander 7 15 11 4 5 21 316 117 0.183 500
Evander 8 24 15 9 3 35 494 203 0.175 427
Evander 9 –                  –                       –                       –                  –                    – –                   –
Surface –                  –                       –                       –                  –                    – –                   –
Other
Total Evander 50 35 15 10 72 146 410     0.176 486
Randfontein operations
Quality ounces
Cooke 1
12 9 3 1 17 265 90 0.191 528
Cooke 2 12 8 4 1 17 393 99 0.175 476
Cooke 3 20 13 7 4 28 614 165 0.174 446
Growth projects
Doornkop
10 9 1 10 14 596 139 0.105 609
Surface 6 3 3 2 8 745 566 0.015 352
Other
Total Randfontein 60 42 18 18 86 613 1 059      0.082 487
Elandsrand operations
Growth projects
Elandsrand
38 34 4 12 56 360 319 0.177 602
Surface –                  –                       –                      –                   –                    – –                   –
Other
Total Elandsrand 38 34 4 12 56 360 319      0.177 602

P

Cash Cash
operating operating Capital Gold Tons Operating
Revenue cost profit/(loss) expenditure Produces
milled    Grade
Cost
$m $m $m $m Ounces (imperial) $/ounce
Freegold operations
Quality operations
Tshepong
52 34 18 7 75 393 425 0.177 457
Growth projects
Phakisa
–                  –                      –                        9 –                   – –                   –
Leveraged ounces
Bambanani
29 29
–                        4
40 992 263 0.156 696
Joel 9 10 (1) 2 13 471 90 0.150 718
Eland
–                  –                       –                       –                   –                   –
–                    –
Kudu/Sable
–                  –                       –                       –                   –                   –
–                    –
West shaft
–                  –                       –                       –                   –                   –
–                    –
Nyala
–                  –                       –                       –                   –                   –
–                    –
St Helena 4 6 (2) – 5 659 59 0.096 –
AMF
–                  –                       –
– 579 14 0.041 110
Surface 1 1
–                        1
1 382 70 0.020 521
Other
Total Freegold 95 80 15 23 137 476 921 0.149 581
ARMgold operations
Leveraged ounces
Orkney 2
7 8 (1) 1 10 899 66 0.165 751
Orkney 4 6 8 (2) 1 8 584 88 0.097 915
Orkney 6 3 4 (1) 2 4 180 64 0.065 1 055
Surface
Other
Total ARMgold 16 20 (4) 4 23 663 218 0.108 864
Avgold operations
Quality ounces
Target
15 13 2 5 22 120 165 0.134 578
Surface 1 1
–                        1
1 318 64 0.020 558
Other
Total Avgold 16 14 2 6 23 438 229 0.102 577
Kalgold operations
Surface
15 10 5
–          21 316
371 0.058 480
Other
Total Kalgold 15 10 5 – 21 316
371     0.058
480
Other entities
–                  –                      –                       –                   –                   –
–                   –
Total South Africa 367 313 54 83 536 143
6 165     0.087
584
Australia
Mt Magent
15 16 (1) 6 23 727 439 0.054 678
South Kal 12 10 2 7 16 783 302 0.056 592
Papua New Guinea
–                  –                      –                     23
–                   –
–                   –
Other entities
–                  –                      –                       –                   –                    –
–                   –
Total Australia 27 26 1 36 40 510
741     0.055
642
Total Harmony 394 339 55 119 576 653
6 907     0.084
589

P

Cash Cash
operating operating Capital Gold Tons Operating
Revenue cost profit/(loss) expenditure Produces
milled   Grade
Cost
$m $m $m $m Ounces (imperial) $/ounce
Included in the above
are the following
discontinued
operations:
South Africa
Orkney 2
7 8 (1) 1 10 899 66 0.165 751
Orkney 4 6 8 (2) 1 8 584 88 0.097 915
Orkney 7 3 4 (1) 2 4 180 64 0.065 1 055
ARM surface
–                  –                       –                       –                  –                    –
–                   –
Kudu/Sable
–                  –                       –                       –                  –                    –
–                   –
Total SA 16 20 (4) 4 23 663 218 0.108 864
Australia
Mt Magent
15 16 (1) 6 23 727 439 0.054 678
South Kal 12 10 2 7 16 783 302 0.056 592
Total Australia 27 26 1 13 40 510
741     0.055
642
Total Harmony
– discontinued
operations
43 46 (3) 17 64 173
959     0.067
725
Total Harmony
– continuing
operations
351 293 58 102 512 480
5 947     0.086
572

P

GEOGRAPHICAL AND SEGEMENT INFORMATION QUARTER ENDING 30 SEPTEMBER 2006 SOUTH AFRICA ($/imperial)
Cash Cash
operating operating Capital Gold Tons Operating
Revenue cost profit/(loss) expenditure Produces milled   Grade Cost
$m $m $m $m Ounces (imperial) $/ounce
Freestate operations
Quality ounces
Masimong
26 18 8 3 41 828 276 0.152 419
Leveraged ounces
Harmony 2
7 7 – 1 9 261 93 0.097 752
Merriespriut 1 7 6 1 1 11 639 118 0.099 485
Merriespriut 3 7 6 1 1 11 799 114 0.104 492
Unisel 13 8 5 1 20 994 150 0.140 367
Brand 3 8 6 2 – 12 442 119 0.104 487
Brand 5 – – – – 193 1 0.133 2 209
Saaiplaas 3 –                  –                      –                        –                  –                   – –                    –
Surface 4 3 1 1 4 790 337 – –
Other –                   –                     –                        –                  –                    – – –
Total Freestate 72 54 18 8 112 946 1 208      0.093 464
Evander operations
Quality ounces
Evander 5
8 8 – 1 13 439 111 0.121 587
Evander 7 10 8 2 3 15 754 110 0.143 519
Evander 8 19 12 7 3 30 318 222 0.136 382
Evander 9 –                  –                      –                        –                   –                   – –                    –
Surface –                  –                       –                       –                   –                   – –                    –
Other
Total Evander 37 28 9 7 59 511 443     0.134 464
Randfontein operations
Quality ounces
Cooke 1
11 9 2 2 18 165 113 0.161 485
Cooke 2 12 7 5 1 18 583 105 0.177 378
Cooke 3 19 12 7 2 29 932 162 0.184 417
Growth projects
Doornkop
9 7 2 8 14 243 140 0.101 508
Surface 1 –                       1 2 2 283 51 0.045 187
Other
Total Randfontein 52 35 17 15 83 206 571     0.146 433
Elandsrand operations
Growth projects
Elandsrand
28 25 3 9 44 978 299 0.151 547
Surface –                  –                       –                       –                  –                    – –                   –
Other
Total Elandsrand 28 25 3 9 44 978 298 0.151 547

P

Cash Cash
operating operating Capital Gold Tons Operating
Revenue cost profit/(loss) expenditure Produces
milled    Grade
Cost
$m $m $m $m Ounces (imperial) $/ounce
Freegold operations
Quality operations
Tshepong
61 28 33 7 97 641 506 0.193 286
Growth projects
Phakisa
–                  –                      –                        7
–                   –
–                   –
Leveraged ounces
Bambanani
29 25 4 3 47 326 312 0.152 522
Joel 15 9 6 1 24 434 160 0.153 355
Eland 1
–                       1
– 1 350 4 – –
Kudu/Sable
–                  –                       –                       –                  –                    –
–                   –
West shaft 2 3 (1) – 3 890 48 – –
Nyala
–                  –                       –                       –                  –                    –
–                   –
St Helena 3 4 (1) – 4 340 51 0.085 –
AMF
–                  –                       –                       –                  –                    –
–                    –
Surface 1
–                       1
– 225 47 0.005 286
Other
Total Freegold 112 69 43 18 179 206
1 128     0.159
385
ARMgold operations
Leveraged ounces
Orkney 2
7 7 – 1 11 092 87 0.128 643
Orkney 4 9 8 1 1 14 821 119 0.125 509
Orkney 6 2 2 – 3 3 151 44 0.073 754
Surface
Other
Total ARMgold 18 17 1 5 29 064 250 0.117 587
Avgold operations
Quality ounces
Target
23 6 17 3 36 298 231 0.157 176
Surface
–                  –                      –
– 129 36 0.003 3 494
Other
Total Avgold 23 6 17 3 36 427
267     0.136
186
Kalgold operations
Surface
9 6 3
–          14 821
527 0.028 413
Other
Total Kalgold 9 6 3 – 14 821 527 0.028 413
Other entities
–                  –                       –                       –                  –                   –
–                   –
Total South Africa 351 240 111 65 560 159 4 692 0.119 428
Australia
Mt Magent
28 17 11 3 46 233 481 0.096 370
South Kal 12 9 3 3 19 644 400 0.049 472
Papua New Guinea
–                  –                      –                      10
–                   –
–                    –
Other entities
–                  –                      –                        –                   –                   –
–                    –
Total Australia 40 26 14 16 65 877 881 0.075 400
Total Harmony 391 266 125 81 626 036 5 574 0.112 425

P

Cash Cash
operating operating Capital Gold Tons Operating
Revenue cost profit/(loss) expenditure Produces
milled    Grade
Cost
$m $m $m $m Ounces (imperial) $/ounce
Included in the above
are the following
discontinued
operations:
South Africa
Orkney 2
7 7 – 1 11 092 87 0.128 643
Orkney 4 9 8 1 1 14 821 119 0.125 509
Orkney 7 2 2 – 3 3 151 44 0.073 754
ARM surface
–                   –                      –                       –                  –                   –
–                   –
Kudu/Sable
–                   –                      –                       –                  –                   –
–                   –
Total SA 18 17 1 5 29 064 250 0.117 587
Australia
Mt Magent
28 17 11 3 46 233 481 0.096 370
South Kal 12 9 3 3 19 644 400 0.049 472
Total Australia 40 26 14 6 65 877 881 0.075 400
Total Harmony
– discontinued
operations
58 43 15 11 94 941
1 131     0.084
457
Total Harmony
– continuing
operations
333 223 110 70 531 095
4 442     0.120
419

P 54
DEVELOPMENT RESULTS Metric)
Quarter ended September 2007
Channel     Channel
Reef   Sampled
Width
Value
Gold
Meters
Meters
(Cm’s)
(g/t)  (Cmg/t)
Randfontein
VCR Reef
1,245
1,017
33
21.36
713
UE1A
1,470
1,202
132
5.88
775
E8 Reef
153
147
143
5.41
771
Kimberley Reef
442
404
158
5.14
812
E9GB Reef
171
137
121
6.00
723
All Reefs
3,482
2,907
101
7.48
756
Free State
Basal
1,865
1,584
79
12.23
963
Leader
1,670
1,454
156
7.32
1,143
A Reef
431
376
115
5.74
659
Middle
203
190
251
3.01
753
B Reef
367
359
58
15.84
919
All Reefs
4,535
3,963
117
8.43
986
Evander
Kimberley Reef   2,124
1,854
90.5
12.38
1,120
Elandskraal
VCR Reef
488
366
63
19.80
1,243
Orkney
Vaal Reef
110
93
107
14.60
1,564
VCR
–
–
–
–
–
All Reefs
110
93
107
14.60
1,564
Target
Elsburg
594
413
257
5.87
1,507
Freegold JV
Basal
1,212
1,086
35
35.59
1,235
Beatrix
243
273
79
6.88
540
Leader
–
–
–
–
–
B Reef
73
20
78
26.67
2,080
All Reefs
1,527
1,379
44
25.22
1,109
DEVELOPMENT RESULTS (Imperial)
Quarter ended September 2007
Channel    Channel
Reef   Sampled
Width
Value
Gold
Feet
Feet
(inches)
(oz/t)  (in.ozt)
Randfontein
VCR Reef
4,085
3,337
13
0.63
8
UE1A
4,824
3,944
52
0.17
9
E8 Reef
501
482
56
0.16
9
Kimberley Reef   1,450
1,324
62
0.15
9
E9GB Reef
562
451
47
0.17
8
All Reefs
11,422
9,538
40
0.23
9
Free State
Basal
6,119
5,197
31
0.36
11
Leader
5,478
4,770
62
0.21
13
A Reef
1,413
1,234
45
0.17
8
Middle
665
623
99
0.09
9
B Reef
1,202
1,178
23
0.46
11
All Reefs
14,877
13,002
46
0.25
11
Evander
Kimberley Reef   6,969
6,083
36
0.36
13
Elandskraal
VCR Reef
1,602
1,201
25
0.57
14
Orkney
Vaal Reef
360
305
42
0.43
18
VCR
–
–
–
–
–
All Reefs
360
305
42
0.43
18
Target
Elsburg
1,948
1,355
101
0.17
17
Freegold JV
Basal
3,975
3,563
14
1.01
14
Beatrix
797
896
31
0.20
6
Leader
–
–
–
–
–
B Reef
238
66
31
0.77
24
All Reefs
5,010
4,524
17
0.75
13

P

CONTACT DETAILS
Harmony Gold Mining Company Limited
Corporate Office
PO Box 2
Randfontein, 1759
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
Johannesburg
South Africa
Telephone: +27 11 411 2000
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
G Briggs (Acting Chief Executive)
F Abbott*, J A Chissano*
†
,
F T De Buck*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*
(*non-executive) (
†
Mozambique)
Investor Relations
Amelia Soares
General Manager, Investor Relations
Telephone: +27 11 411 2314
Cell: +27 (0) 82 654 9241
E-mail: amelia.soares@harmony.co.za
Lizelle du Toit
Investor Relations Officer
Telephone: +27 11 411 2011
Cell: +27 (0) 82 465 1244
E-mail: lizelle.dutoit@harmony.co.za
Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: marian.vanderwalt@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
South Africa
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 11 832 2652
Fax: +27 11 834 4398
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: +44 870 162 3100
Fax: +44 208 639 2342
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050
Trading Symbols
JSE Limited HAR
New York Stock Exchange, Inc. HMY
NASDAQ HMY
London Stock Exchange plc HRM
Euronext Paris HG
Euronext Brussels HMY
Berlin Stock Exchange HAM1
Issuer code HAPS
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

P 56
NOTES
PRINTED BY INCE (PTY) LIMITED                                                     REF W2CF04133

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 31 October, 2007
Harmony Gold Mining Company Limited
By: /s/ Nomfundo Qangule
Name: Nomfundo Qangule
Title: Chief Financial Officer